UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 11, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

RESULTS FOR THE INTERIM PERIOD ENDED 31 DECEMBER 2019 - SHORT FORM ANNOUNCEMENT

Johannesburg, Tuesday, 11 February 2020. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to announce its financial and operating results for the interim period ended 31 December 2019 (H1FY20).

· 12% increase in revenue to R15 477 million (8% increase to US$1 054 million)
· 6 325% increase in earnings per share to 249 SA cents (greater than 100% increase to 17 US cents (previously zero)
· 6 325% increase in headline earnings per share to 249 SA cents (greater than 100% increase to 17 US cents (previously zero)
· No ordinary cash dividend declared for the six months ended 31 December 2019 (no ordinary cash dividend declared during the previous corresponding six month period)

We remain committed to our safety and health journey we embarked upon in calendar year 2016, with our focus on leadership, risk management and people. Key related elements of this journey are our four-layered risk management approach and attaining a proactive safety culture. While a stronger gold price received continues to provide a welcome boost to our financial performance, we will focus our efforts on what we are able to control being safety, costs and production, said Peter Steenkamp, chief executive officer of Harmony.

Short form announcement:

This short-form announcement is the responsibility of the board of directors of the Company (Board).
Shareholders are advised that this short-form announcement represents a summary of the information contained in the full announcement (results booklet) and does not contain full or complete details published on the Stock Exchange News Service (SENS), via the JSE link and on Harmony’s website (www.harmony.co.za) on 11 February 2020.

The financial results as contained in the condensed consolidated financial statements for the six months ended 31 December 2019 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement (results booklet), which is available for viewing on the Company’s website referred to above and via the JSE link.

The full announcement (results booklet) is also available for inspection at the registered office of the Company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein and at the offices of the sponsors, JP Morgan. Inspection of the full announcement is available to investors and/or shareholders at no charge, during normal business hours from today, 11 February 2020, until 18 February 2020.

Copies of the full announcement (results booklet) may be requested from corporate@harmony.co.za.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2020/jse/isse/HARE/HY20result.pdf

Ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa

11 February 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 11, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director